To: Securities and Exchange Commission

Effective September 4, 2024, we notified Vanjia Corp.(“the Company”) that we will not stand for re-appointment as accountants. We provide the Company with an official resignation letter dated September 4,2024.

Please accept this letter addressed to the Securities and Exchange Commission, stating Yusufali & Associates, LLC  agrees with the statements made by the Company in its Item 4.01 of Form 8K filed by the Company, dated September 23,2024.

Very truly yours,

YuaudLi & Associates.

Yusufali & Associates  LLC

PCAOB Registration Number 3313